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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                          --------------------------

                                 SCHEDULE 13G
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934



                          NEOMEDIA TECHNOLOGIES, INC.
                               (Name of Issuer)


                         Common Stock, $.01 par value
                        (Title of Class of Securities)


                                  640505 10 3
                                (CUSIP Number)


                               October 18, 2000
            (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

/ / Rule 13d-1(b)
/X/ Rule 13d-1(c)
/ / Rule 13d-1(d)










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1     Name of Reporting Person:  Digital:Convergence Corporation

      I.R.S. Identification Number of Above Person:  75-2791929
--------------------------------------------------------------------------------
2     Check the Appropriate Box if a Member of a Group                 (a) / /
                                                                       (b) / /
--------------------------------------------------------------------------------
3     SEC Use Only
--------------------------------------------------------------------------------
4     Citizenship or Place of Organization                            Delaware
--------------------------------------------------------------------------------
                                 5  Sole Voting Power               1,400,000*
Number of Shares Beneficially   ------------------------------------------------
                                 6  Shared Voting Power        Not applicable.
Owned by Each Reporting         ------------------------------------------------
                                 7  Sole Dispositive Power          1,400,000*
Person With                     ------------------------------------------------
                                 8  Shared Dispositive Power   Not applicable.
--------------------------------------------------------------------------------
9     Aggregate Amount Beneficially Owned by each
          Reporting Person                                          1,400,000*
--------------------------------------------------------------------------------
10     Check if the Aggregate Amount in Row (9) Excludes Certain Shares    / /
--------------------------------------------------------------------------------
11     Percent of Class Represented by Amount in Row (9)                 8.9%*
--------------------------------------------------------------------------------
12     Type of Reporting Person                                             CO
--------------------------------------------------------------------------------

*Assuming exercise of warrants owned by the reporting person to purchase 1,400,000 shares of Common Stock, par value $.01 per share, of NeoMedia Technologies, Inc.

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ITEM 1(a).     NAME OF ISSUER.

               NeoMedia Technologies, Inc.

ITEM 1(b).     ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES.

               2201 Second Street, Suite 600
               Fort Myers, Florida  33901

ITEM 2(a).     NAMES OF PERSON FILING.

               Digital:Convergence Corporation

ITEM 2(b).     ADDRESS OR PRINCIPAL BUSINESS OFFICE.

               9101 N. Central Expressway
               6th Floor
               Dallas, Texas  75231

ITEM 2(c).     CITIZENSHIP.

               Delaware

ITEM 2(d).     TITLE OF CLASS OF SECURITIES.

               Common Stock, par value $.01 per share.

ITEM 2(e).     CUSIP NUMBER.

               640505 10 3

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B), OR 13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

               Not Applicable.

ITEM 4.        OWNERSHIP.

               With respect to the beneficial ownership of the reporting person, see Items 5 through 8 of the cover page to this
               Schedule 13G, which is incorporated herein by reference.

ITEM 5.        OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

               Not Applicable.

ITEM 6.        OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

               Not Applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON.

               Not Applicable.

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ITEM 8.        IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

               Not applicable.

ITEM 9.        NOTICE OF DISSOLUTION OF GROUP.

               Not applicable.

ITEM 10.       CERTIFICATION.

               By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


October 27, 2000                       Digital:Convergence Corporation



                                       By: /s/ Patrick V. Stark
                                          --------------------------------------
                                       Name: Patrick V. Stark
                                            ------------------------------------
                                       Title: Executive Vice President
                                             -----------------------------------




















                         [Signature Page-Schedule 13G]